June 28, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Energy and Transportation

100 F. Street, N.E.

Washington, D.C. 20549

RE:	Maverix Metals Inc. – Form 40-F for the Fiscal Year Ended December 31, 2020

Filed March 23, 2021

File No. 001-38934

Dear Mr. Coleman and Mr. Horowitz,

This letter sets forth the response of Maverix Metals Inc. (“Maverix” or the “Company”) to the comment letter dated June 17, 2021, from the staff of the Division of Corporation Finance of the Securities and Exchange Commission regarding the staff’s review of the Company’s Annual Report on Form 40-F for the fiscal year ended December 31, 2020 (the “Form 40-F”). For your convenience, the staff’s comment has been repeated below in its entirety with the Company’s response set out thereafter. Capitalized terms used but not otherwise defined herein have the meanings ascribed thereto in the Form 40-F.

Form 40-F for the Fiscal Year Ended December 31, 2020 – Exhibit 99.1 – Material Assets (Page 33)

1.	We note your disclosure stating that the stream on La Colorada mine is your only material asset. Please tell us how you evaluate the materiality of your royalty and streaming arrangements. In this regard we note from page 25 of your Consolidated Financial Statements that other assets appear to materially contribute to your revenue and cash flow, including Beta Hunt, Hope Bay, Moss, and Omolon. In your response please summarize the data and conclusions related to the quantitative metrics associated with your analysis.

The Company is eligible for the Canada-United States Multijurisdictional Disclosure System and therefore has elected to satisfy its U.S. reporting obligations by filing its annual report on Form 40-F. Maverix prepares its Annual Information Form (“AIF”), which was filed as Exhibit 99.1 to its Form 40-F, pursuant to the requirements of Canadian National Instrument 51-102 (“NI 51-102”) and in particular, Form 51-102F2 - Annual Information Form. Maverix is a royalty and streaming company and as such its assets are comprised of metal mining royalties or streams which represent indirect interests in mining properties or projects over which Maverix holds no control or direction. Pursuant to NI 51-102, Maverix is required to include specific disclosure in its AIF for each property or project that underlies a royalty or stream asset that is considered material to Maverix. Therefore, Maverix analyzed the materiality of its various royalty and streaming arrangements under the requirements of NI 51-102, while also remaining cognizant of its obligation under Rule 12b-20 under the Securities Exchange Act of 1934 to provide such other information as may be necessary to make the required statements, in light of the circumstances under which they are made, not misleading.

www.maverixmetals.com

575 - 510 Burrard Street, Vancouver, BC, V6C 3A8

t   604.449.9290     |    f   778.508.7697     |     e    info@maverixmetals.com

The selection of which of the Company’s royalty and stream assets that are considered to be material is determined in the context of the Company’s overall business and financial condition taken as a whole, assessing a variety of quantitative and qualitative factors. In evaluating the materiality of its individual royalty and streaming assets, Maverix considers a multitude of factors, including but not limited to the following quantitative factors: the estimated mineral reserves and mineral resources of the underlying mine, the expected life of mine, and the amount and timing of expected revenue and cash flows based on the expected life of mine. Utilizing these and other factors, Maverix assesses the potential effect of the performance of the asset on both the market price and value of Maverix’s securities considering current market activity, and how significant the asset is to the overall business of Maverix. No one factor is viewed in isolation in the determination of materiality. As a result, the contribution to revenue and cash flow of each of the Company’s royalty and stream assets is not the only factor that Maverix considers in making a materiality determination.

The La Colorada mine was selected as a material property for the purposes of Maverix’s AIF for a variety of factors, including: the mine has mineral reserves that will support a life of mine of approximately 12 years, which is considerably longer than most other properties or projects that underly Maverix’s other royalty and stream assets, and Maverix’s 100% gold stream on the La Colorada mine is expected to have a sizeable contribution to Maverix’s aggregate revenue and cash flows. Although certain other properties made significant contributions to the Company’s revenue and cash flow in 2020, in each case, there were specific reasons the Company concluded that those properties were not independently material at the time it prepared its AIF and filed its Form 40-F. For example, the Company’s royalty interest in the Beta Hunt mine was reduced from 7.5% to 4.75%, effective July 1, 2020, and the Company’s royalty interest in the Hope Bay mine was reduced from 2.5% to 1% in February 2021, in each case, decreasing the expected future contribution of those properties to the Company’s revenues and cash flows in future periods. In addition, the Company deemed its 100% silver stream at the Moss Mine to not be material because the Moss Mine does not have reported mineral reserves, which creates additional uncertainty with regard to the timing and feasibility of expected future production at the property. Finally, the Company did not deem its 2% royalty interest in the Omolon Hub to be material because of the expected life of mine based on current reserves.

If you have any questions or comments regarding this response or require any additional information, please do not hesitate to contact me at (604) 674-2799.

Sincerely,

Maverix Metals Inc.

Per:	(signed) “Matt Fargey”
Matt Fargey
Chief Financial Officer

cc:	C. Warren Beil, General Counsel, Maverix Metals Inc.
Brian Boonstra, Partner, Davis Graham & Stubbs LLP

www.maverixmetals.com

575 - 510 Burrard Street, Vancouver, BC, V6C 3A8

t    604.449.9290     |     f    778.508.7697     |     e    info@maverixmetals.com